Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company
Encana Corporation
1800, 855 — 2nd Street SW
Calgary, Alberta T2P 2S5
2.	Date of Material Change
June 21, 2011
3.	News Release
A press release concerning the subject matter of this material change report was disseminated through the facilities of Business Wire on June 21, 2011.
4.	Summary of Material Change
Encana Corporation (“Encana”) and PetroChina International Investment Company (“PCIIC”), a subsidiary of PetroChina Company Limited (“PetroChina”), have ended negotiations for a proposed joint venture concerning Encana’s Cutbank Ridge business assets.
5.	Full Description of Material Change
After close to a year of exclusive negotiations with PetroChina, Encana and PCIIC have ended negotiations for a proposed joint venture concerning Encana’s Cutbank Ridge business assets after the parties were unable to achieve substantial alignment with respect to key elements of the proposed transaction, including the joint operating agreement.
Encana has determined that the best way to advance its plans to unlock value from Cutbank Ridge business assets is to offer up a variety of joint venture opportunities for portions of the undeveloped resources and, separately, to examine a transaction with respect to Encana’s midstream pipeline and processing assets in the area. Encana has retained RBC Capital Markets and Jefferies & Company, Inc. to conduct this process.
In April, 2011, Encana announced plans to seek investors in two joint ventures on Encana assets outside Cutbank Ridge in northeast British Columbia, one on undeveloped Horn River shale lands and one in Encana’s Greater Sierra resource play. Discussions are well underway on these potential transactions as well as a potential divestiture of producing assets in the northern portion of Greater Sierra. Encana expects that these transactions, plus other divestitures and joint venture pursuits that Encana has initiated, will generate proceeds and joint venture investments of between US$1 billion and $2 billion in 2011. This estimate for increased 2011 divestiture and joint venture proceeds does not include any potential investment in Encana’s Cutbank Ridge undeveloped resources and associated midstream assets. Encana has updated its 2011 guidance for net divestitures to between US$1 billion and $2 billion.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
For further information, contact Terrence J. Hopwood, Executive Vice-President & General Counsel of Encana, by telephone at (403) 645-2000.
9.	Date of Report
June 23, 2011.
Advisory
Forward-Looking Statements
Certain statements contained in this report are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this report include, but are not limited to: the potential completion of joint venture and divestiture transactions relating to Cutbank Ridge, midstream and processing assets, Horn River shale lands and Greater Sierra, the expectation to generate proceeds of between US$1 billion and $2 billion from joint venture and divestiture transactions (excluding Cutbank Ridge and associated midstream assets) and Encana’s expectation to recognize additional value. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The risks and uncertainties associated with the forward-looking statements contained in this report include the risk that Encana may not conclude the potential joint venture and divestiture transactions as a result of various conditions not being met, including regulatory approvals, due diligence and the negotiation and execution of various transaction agreements, and the risk that the anticipated benefits of the joint ventures and divestitures may not be achieved.